SECURITIES AND EXCHANGE COMMISSION 06002536

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 36372

RECEIVED FEB 22 2006 PROCESSING SECTION 185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cullen Investment Group, LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1404 S. College Road
(No. and Street)

Lafayette	LA	70503
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David C. Bordes (337) 237-8000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arsement, Redd & Morella, L.L.C.
(Name – *if individual, state last, first, middle name*)

701 Robley Drive, Suite 200	Lafayette	LA	70503
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 13 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG 2/22 AB 2/27 KH 3/11/06

OATH OR AFFIRMATION

I, David C. Bordes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cullen Investment Group, LTD, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

David C. Bordes
President

Title

Notary Public 67380

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CULLEN INVESTMENT GROUP, LTD.
AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

TABLE OF CONTENTS

Arsement Redd & Morella, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS

CONSULTANTS

Christopher C. Arsement, CPA, CMA, CVA
John R. Redd, III, CPA
Robert J. Morella, CPA, PFS
Stephen J. Arsement, CPA
Kimberly B. Gardner, CPA, CVA
Ronald J. Prejean, CPA

Eileen D. Frugé, CPA
Eric J. Benoit, CPA
Kimberley C. Greene, CPA
Ashley P. Fontenot, CPA
Elizabeth A. Gossen, CPA
Rhonda M. Lalonde, CPA

Members of American Institute of Certified Public Accountants
Society of Louisiana Certified Public Accountants

Independent Auditors' Report

To the Board of Directors
Cullen Investment Group, Ltd.
Lafayette, Louisiana

We have audited the accompanying consolidated statements of financial condition of Cullen Investment Group, Ltd. and Subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year ended December 31, 2005 and the 15 month period ended December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cullen Investment Group, Ltd. and Subsidiary as of December 31, 2005 and 2004, and the results of their operations and cash flows for the year ended December 31, 2005 and the 15 month period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Arsement, Redd + Morella, LLC

Arsement, Redd & Morella, L.L.C.

February 14, 2006

Terrace Centre
701 Robley Dr., Suite 200, Lafayette, LA 70503
(337) 984-7010 or Fax (337) 981-6001
www.cpa-arm.com

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

ASSETS

	2005	2004
Cash and cash equivalents	$ 239,064	$ 84,637
Cash and cash equivalents - restricted	2,393	1,944
Commissions receivable	15,213	16,602
Receivables – other	3,976	3,723
Investment securities owned:		
Marketable-restricted, at market value	37,670	30,980
Marketable-unrestricted, at market value	213,257	167,860
Non-marketable, at fair value	10,300	10,300
Prepaid expenses	9,283	5,906
Property and equipment, net of accumulated depreciation of $81,400 and $53,890, respectively	117,997	141,228
Deposits and other	412	487
TOTAL ASSETS	$ 649,565	$ 463,667

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
Accounts payable	$ 11,904	$ 18,036
Accrued expenses	-0-	25,848
Total Liabilities	11,904	43,884
Common stock, no par value, 1,000 shares authorized, issued and outstanding	10,000	10,000
Additional paid-in capital	19,774	19,774
Retained earnings	607,887	390,009
Total Stockholder's Equity	637,661	419,783
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 649,565	$ 463,667

The accompanying notes are an integral part of this statement.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
Year Ended December 31, 2005 and Fifteen Months Ended December 31, 2004

	2005	2004
REVENUE		
Commissions	$ 571,597	$ 764,759
Investment advisory fees	838,389	809,843
Unrealized gain (loss) on securities	49,584	28,933
Dividend income	13,800	5,309
Interest income	239	1,983
Other income	13,911	-0-
Total Revenue	1,487,520	1,610,827
OPERATING EXPENSES		
Clearing cost	179,810	208,481
Commissions	196,418	241,255
Depreciation	30,585	24,934
Interest expense	277	118
Loss on disposal of assets	-0-	1,867
General and administrative expenses	762,552	952,510
Total Operating Expenses	1,169,642	1,429,165
Income Before Provision For Income Taxes	317,878	181,662
PROVISION FOR INCOME TAXES	-0-	489
NET INCOME	$ 317,878	$ 181,173

The accompanying notes are an integral part of this statement.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2005 and Fifteen Months Ended December 31, 2004

	Common Stock				
	Shares Outstanding	Amount	Paid in Capital	Retained Earnings	Total
Balance, September 30, 2003	1,000	$ 10,000	$ 19,774	$ 208,836	$ 238,610
Net Income	--	--	--	181,173	181,173
Balance, December 31, 2004	1,000	10,000	19,774	390,009	419,783
Net Income				317,878	317,878
Dividend Distributions	--	--	--	(100,000)	(100,000)
Balance, December 31, 2005	1,000	$ 10,000	$ 19,774	$ 607,887	$ 637,661

The accompanying notes are an integral part of this statement.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year Ended December 31, 2005 and Fifteen Months Ended December 31, 2004

Subordinated borrowings at September 30, 2003	$	-0-
Increases		-0-
Decreases		-0-
Subordinated borrowings at December 31, 2004		-0-
Increases		-0-
Decreases		-0-
Subordinated borrowings at December 31, 2005	$	-0-

The accompanying notes are an integral part of this statement.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
Year Ended December 31, 2005 and Fifteen Months Ended December 31, 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from commissions and fees	$ 1,411,375	$ 1,570,948
Cash paid for expenses and supplies	(752,214)	(878,811)
Cash paid to employees and officer	(422,378)	(536,413)
Cash paid for purchase of investment securities	(2,503)	(146,347)
Interest, dividends and other income received	27,950	7,292
Income taxes paid	-0-	(9,319)
Net Cash Provided By Operating Activities	262,230	7,350
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(7,354)	(108,371)
Proceeds from disposal of assets	-0-	2,000
Additional loans to stockholder	-0-	(2,000)
Repayments of loan to stockholder	-0-	54,305
Net Cash Used by Investing Activities	(7,354)	(54,066)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid	(100,000)	-0-
Net Cash Used by Financing Activities	(100,000)	-0-
Net Increase (Decrease) in Cash and Cash Equivalents	154,876	(46,716)
CASH AND CASH EQUIVALENTS, Beginning of Period	86,581	133,297
CASH AND CASH EQUIVALENTS , End of Period	$ 241,457	$ 86,581

Cash and cash equivalents include the following accounts:

	2005	2004
Cash and cash equivalents	$ 239,064	$ 84,637
Cash and cash equivalents – restricted	2,393	1,944
Cash and Cash Equivalents, End of Period	$ 241,457	$ 86,581

	2005	2004
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net income	$ 317,878	$ 181,173
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	30,585	24,934
Loss on disposal of assets	-0-	1,867
Unrealized (gain) loss on marketable securities	(49,584)	(28,933)
Purchase of investment securities	(2,503)	(146,347)
Deferred income tax expense	-0-	(8,536)
Changes in:		
Commissions receivable	1,389	(3,654)
Accounts payable	(6,132)	14,134
Income taxes payable	-0-	(294)
Other receivables and payables	(29,403)	(26,994)
Total Adjustments	(55,648)	(173,823)
Net Cash Provided by Operating Activities	$ 262,230	$ 7,350

The accompanying notes are an integral part of this statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - Cullen Investment Group, Ltd., was incorporated under the provisions of the laws of the State of Louisiana on October 7, 1986. The Company is a broker/dealer registered with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. The Company operates pursuant to the exemptive provisions of section k(2)(ii) of the Securities and Exchange Commissions Rule 15(c)3-3 and does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers and is registered as a securities dealer with the state of Louisiana. The Company's customers are principally located in Lafayette, LA and the surrounding area.

Change in Fiscal Year End – The Company changed its fiscal year end to December 31, in connection with the change in its tax status discussed below.

Method of Accounting - The accounting records of the Company are maintained on the accrual basis of accounting.

Principles of Consolidation – The consolidated financial statements include the accounts of Cullen Investment Group, Ltd., and its wholly-owned subsidiary, Cullen Aviation, LLC, all collectively referred to as the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash Equivalents - The Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

Depreciation - Property and equipment are recorded at cost. Depreciation is provided for by the straight-line method over the estimated useful lives of the individual assets which range from 5 to 7 years.

Investment Securities - The Company's marketable securities are valued at market value and are recorded on a trade date basis. Securities not readily marketable are valued at fair value as determined by management.

Commission Expense - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Revenue - Securities transactions of the Company are recorded on a trade date basis. Commission income and expenses are recorded on a trade date basis. Underwriting fees are recorded at the time the underwriting is completed and the income is readily determinable. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Income Taxes – The Company has elected S corporation status effective October 1, 2004 (Note 5). Earnings and losses after that date will be included in the personal income tax returns of the stockholder and taxed depending on his personal tax strategies. Accordingly, the Company will not incur additional income tax obligations, and future financial statements will not include a provision for income taxes. Prior to the change, income taxes currently payable and deferred income taxes (related primarily to differences between the financial basis of the marketable securities and fixed assets and their tax basis) were recorded in the financial statements.

NOTE 2 - RESTRICTED FUNDS AND SECURITIES

The Company is a fully disclosed broker clearing principally through one New York stock exchange firm. This clearing firm required the Company to maintain a minimum deposit in cash and (or) securities of $25,000 as of December 31, 2005 and 2004, as a reserve requirement. At December 31, 2005 and 2004, restricted funds and securities under the arrangements were as follows:

	2005	2004
Marketable securities-restricted (Note 3)	$ 37,670	$ 30,980
Money market funds-restricted	2,393	1,944
	$ 40,063	$ 32,924

NOTE 3 - INVESTMENT SECURITIES

Investment securities consist of marketable and non-marketable securities. The following is a summary of marketable and non-marketable securities at December 31, 2005 and 2004:

	2005	2004
Marketable securities-restricted (Note 2)	$ 37,670	$ 30,980
Marketable securities-unrestricted	213,257	167,860
Non-marketable securities	10,300	10,300
	$ 261,227	$ 209,140

Marketable securities are valued at market value, quoted as of December 31, 2005 and 2004. These securities are exchange listed, traded "NASDAQ", or quoted in the pink sheets.

NOTE 3 - INVESTMENT SECURITIES, continued

Non-marketable securities are valued at fair value as determined by management.

For purposes of determining the gain or loss on a sale, the cost of securities sold is based on the average cost of all shares of each security held at the date of sale plus or minus any previous unrealized losses or gains recognized in income.

Unrealized gains (losses) on marketable securities recognized at December 31, 2005 and December 31, 2004 totaled $49,584 and $28,933, respectively. For securities held at both the beginning and end of the reporting periods, unrealized gains are based on the change in market value during the year. For securities held at the end of the reporting periods which were purchased during the year, unrealized gains are based on the difference between the purchase price and market value at the end of the reporting period.

NOTE 4 - PROPERTY AND EQUIPMENT

The following is a summary of property and equipment - at cost, less accumulated depreciation:

	2005	2004
Office equipment	$ 20,790	$ 23,866
Furniture and fixtures	104,002	96,647
Transportation equipment	73,605	73,605
Leasehold improvements	1,000	1,000
	199,397	195,118
Less: Accumulated depreciation	(81,400)	(53,890)
Total	$ 117,997	$ 141,228

Total depreciation expense charged to operations for the periods ended December 31, 2005 and 2004 was $30,585 and $24,934, respectively.

NOTE 5 - INCOME TAXES

The provision for income tax expense consists of the following:

	2005	2004
Current		
Federal	$ -0-	$ 7,081
State	-0-	1,944
	-0-	9,025
Deferred		
Federal	-0-	(6,905)
State	-0-	(1,631)
	-0-	(8,536)
Total expense	$ -0-	$ 489

The Company's effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income before income taxes because of the effect of graduated rates, offset by non-deductible expenses and the change in tax status of the Company.

As discussed in Note 1, the Company changed its tax status from taxable to nontaxable in 2004. Substantially all of the deferred tax provision in 2004 relates to the elimination of the deferred tax liabilities at the date the election for the change was filed.

NOTE 6 - RELATED PARTY TRANSACTIONS

Interest income for the period ended December 31, 2004, includes $1,900 related to interest on certain outstanding notes receivable during the period that were due from the Company's stockholder.

During the periods ended December 31, 2005 and 2004, the Company acquired approximately $4,100 and $22,000, respectively, of decorative office fixtures from family members of the Company's stockholder.

The Company leases office space from an entity owned by the Company's stockholder. The lease extends through September 30, 2006 and provides for monthly rental payments of $3,000 per month ($36,000 per year). Net rent expense paid to this entity totaled approximately $36,000 and $45,000 for the periods ended December 31, 2005 and 2004, respectively. Future minimum rental payments due under this arrangement for the next 5 years total $27,000 for the year ending December 31, 2006, and none thereafter.

NOTE 7 – CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable.

The Company places its cash and cash equivalents with highly rated financial institutions.

The Company is dependent upon one major firm for a substantial portion of its commission revenue and clearing services. Commissions from this firm totaled approximately $500,000 for the year ended December 31, 2005 and $702,000 for the fifteen months ended December 31, 2004. The Company extends credit to this firm and net commissions due from this firm were $2,471 and $2,569 at December 31, 2005 and 2004, respectively. In addition, the Company generally does not require collateral or other security to support its commission receivables.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $442,421 which was $342,421 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.027 to 1, at December 31, 2005.

NOTE 9 – RETIREMENT PLANS

During the periods ended December 31, 2005 and December 31, 2004, the Company maintained a defined contribution money purchase profit sharing plan, which covers all employees meeting certain age and length of service requirements. Contributions are determined annually by the Company. The Company may contribute up to 25% of eligible compensation, subject to statutory limitations. Employer contributions to the plan totaled $71,751 for the year ended December 31, 2005 and $85,308 for the fifteen months ended December 31, 2004. The Company contributed at an average rate of 17.0% of total compensation for the year ended December 31, 2005 and 15.9% for the fifteen months ended December 31, 2004.

Arsement
Redd &
Morella, L.L.C.
CERTIFIED
PUBLIC ACCOUNTANTS
CONSULTANTS

Christopher C. Arsement, CPA, CMA, CVA
John R. Redd, III, CPA
Robert J. Morella, CPA, PFS
Stephen J. Arsement, CPA
Kimberly B. Gardner, CPA, CVA
Ronald J. Prejean, CPA

Eileen D. Frugé, CPA
Eric J. Benoit, CPA
Kimberley C. Greene, CPA
Ashley P. Fontenot, CPA
Elizabeth A. Gossen, CPA
Rhonda M. Lalonde, CPA

Members of American Institute of
Certified Public Accountants
Society of Louisiana Certified
Public Accountants

Independent Auditors' Report on Accompanying Information
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
Cullen Investment Group, Ltd.
Lafayette, Louisiana

We have audited the accompanying consolidated financial statements of Cullen Investment Group, Ltd. and Subsidiary for the year ended December 31, 2005 and the 15 month period ended December 31, 2004, and have issued our report thereon dated February 14, 2006. Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying information contained on pages 14 through 17 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but pages 15 through 17 is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic consolidated financial statements taken as a whole.

Arsement, Redd + Morella, LLC

Arsement, Redd & Morella, L.L.C.

February 14, 2006

Terrace Centre
701 Robley Dr., Suite 200, Lafayette, LA 70503
(337) 984-7010 or Fax (337) 981-6001
www.cpa-arm.com

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

CONSOLIDATED SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

Year Ended December 31, 2005 and Fifteen Months Ended December 31, 2004

	2005	2004
Auto expense	$ 4,137	$ 10,706
Bank charges	375	185
Computer supplies	7,245	6,801
Contract labor	9,238	18,483
Contributions	19,964	10,851
Dues and subscriptions	9,419	17,143
Education	93	1,424
Entertainment	15,073	21,655
Fuel	1,344	1,134
Insurance	24,028	28,827
Medical-HSA	9,175	-0-
Miscellaneous	8,201	11,743
Office expense	13,977	29,245
Office salaries	200,378	252,816
Officer's salary	222,000	283,597
Payroll taxes	25,056	31,055
Pension plan expense	71,751	85,308
Postage	5,496	6,133
Professional services	19,971	20,130
Publications	1,189	1,131
Quotes and research	10,461	12,238
Registration and licenses	6,632	10,926
Rent	37,583	45,650
Repairs and maintenance	7,162	6,734
Taxes – other	1,499	2,420
Telephone	12,501	16,872
Travel	10,527	11,646
Utilities	8,077	7,657
Total General and Administrative Expenses	$ 762,552	$ 952,510

See independent auditors' report on accompanying information.

CULLEN INVESTMENT GROUP, LTD.AND SUBSIDIARY

COMPUTATIONS OF NET CAPITAL
Year Ended December 31, 2005 and Fifteen Months Ended December 31, 2004

	2005	2004
Total ownership equity	$ 637,661	$ 419,783
Deduct ownership equity not allowable for net capital	-0-	-0-
Total ownership equity qualified for net capital	637,661	419,783
Add:		
Subordinated borrowings allowable in computation of net capital	-0-	-0-
Other deductions or allowable credits	-0-	-0-
Total capital and allowable subordinated Borrowings	637,661	419,783
Deduction and/or charges:		
Non-allowable assets:		
Property and equipment	117,997	141,228
Note receivable-stockholder	0	0
Non-marketable securities	10,300	10,300
Other	24,866	11,330
	153,163	162,858
Net capital before haircuts on securities positions	484,498	256,925
Haircuts on securities	(42,077)	(33,033)
NET CAPITAL	$ 442,421	$ 223,892
AGGREGATE INDEBTEDNESS		
Items included in consolidated statement of financial condition		
Accounts payable and accrued liabilities	$ 11,904	$ 43,884
Other	-0-	-0-
Total Aggregate Indebtedness	$ 11,904	$ 43,884
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		
Required on aggregate indebtedness (a)	$ 794	$ 2,926
Required of reporting broker or dealer (b)	$ 100,000	$ 100,000
Net capital requirement [greater of (a) or (b)]	$ 100,000	$ 100,000
Net capital in excess of minimum	342,421	123,892
Net capital	$ 442,421	$ 223,892
Ratio: Aggregate Indebtedness to Net Capital	0.027 to 1	0.20 to 1

See independent auditors' report on accompanying information.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

RECONCILIATIONS OF NET CAPITAL
Year Ended December 31, 2005 and Fifteen Months Ended December 31, 2004

	2005	2004
NET CAPITAL, as reported on Part IIA (unaudited) FOCUS report	$ 442,421	$ 223,892
Reconciling Items:		
None	-0-	-0-
NET CAPITAL, as reported on the attached statements	$ 442,421	$ 223,892

See independent auditors' report on accompanying information.

CULLEN INVESTMENT GROUP, LTD. AND SUBSIDIARY

EXEMPTIONS

Year Ended December 31, 2005 and Fifteen Months Ended December 31, 2004

The Company does not hold customer funds or securities. Therefore, it is exempt from Rule 15c3-3. Accordingly, the Company is not required to submit a computation for determination of reserve requirement under Rule 15c3-3, information relating to the possession or control requirements under Rule 15c3-3 and a schedule of segregation requirements and funds in segregation-customers' regulated commodity futures and options accounts.

See independent auditors' report on accompanying information.

Arsement
Redd &
Morella, L.L.C.
CERTIFIED
PUBLIC ACCOUNTANTS
CONSULTANTS

Christopher C. Arsement, CPA, CMA, CVA
John R. Redd, III, CPA
Robert J. Morella, CPA, PFS
Stephen J. Arsement, CPA
Kimberly B. Gardner, CPA, CVA
Ronald J. Prejean, CPA

Eileen D. Frugé, CPA
Eric J. Benoit, CPA
Kimberley C. Greene, CPA
Ashley P. Fontenot, CPA
Elizabeth A. Gossen, CPA
Rhonda M. Lalonde, CPA

Members of American Institute of
Certified Public Accountants
Society of Louisiana Certified
Public Accountants

Independent Auditors' Supplementary Report on Internal Accounting Control

Board of Directors
Cullen Investment Group, Ltd.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Cullen Investment Group, Ltd. and Subsidiary (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17-a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to

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achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and the use of Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arsement, Redd & Morella, LLC

Arsement, Redd & Morella, L.L.C.

February 14, 2006